EXHIBIT 99.1

PRESS RELEASE ANNOUNCING PENDING HEADQUARTERS MOVE

BEMIS COMPANY, INC.

222 South Ninth Street

Suite 2300

Minneapolis, MN 55402-4099

For additional information please contact:

Melanie E. R. Miller,

Vice President and Treasurer

(612) 376-3030

BEMIS COMPANY ANNOUNCES PLAN TO MOVE HEADQUARTERS TO WISCONSIN

MINNEAPOLIS, MINNESOTA, November 2, 2005 — Bemis Company, Inc. (NYSE: BMS) announced today that its Board of Directors has approved the move of the Bemis Company corporate headquarters from Minneapolis, Minnesota to Neenah, Wisconsin.  The decision to move to Wisconsin will impact only a few people and should be completed by May 2006.  The existing Minneapolis office will remain open as an Administrative Office for finance, accounting, tax and information technology.

Commenting on the change, Jeff Curler, Bemis Company’s Chairman, President and Chief Executive Officer, said, “Bemis has had a long history as a part of the Minneapolis business community.  The move of the headquarters to Wisconsin will bring our executive team closer to our largest operations.  Although we have been based in Minneapolis for several decades, our company has been expanding and investing heavily in our Wisconsin operations.  Our office in downtown Minneapolis will remain open as a Corporate Administrative Office and our three manufacturing plants in Minnesota will be unaffected.  In Wisconsin, we will benefit from establishing our corporate headquarters in a location where we have the largest investment and concentration of employees and operations.  Bemis currently has 12 plants and approximately 3,400 employees based in Wisconsin.”

Bemis Company is a major supplier of flexible packaging and pressure sensitive materials used by leading food, consumer products, manufacturing, and other companies worldwide.  Founded in 1858, the Company reported 2004 sales of $2.8 billion, of which $2.2 billion was from the flexible packaging business segment and $0.6 billion was from the pressure sensitive materials business segment.  Currently headquartered in Minneapolis, Minnesota, Bemis employs about 15,500 individuals in 61 manufacturing facilities in 11 countries around the world.  In Minnesota, Bemis has approximately 350 employees in four locations including the Twin Cities area and Mankato.  More information about the company is available at our website, www.bemis.com.